Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $800,000,000 5.75% Trust Subordinated Notes – Series A

TORONTO, August 22, 2017 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced, in its capacity as Administrative Agent of BMO Subordinated Notes Trust, its intention to redeem all of its $800,000,000 Trust Subordinated Notes – Series A (the “TSNs”) on September 26, 2017. The TSNs are redeemable at par together with accrued and unpaid interest to, but excluding, the redemption date.

Notice will be delivered to holders of the TSNs in accordance with the terms outlined in the TSNs’ prospectus.

About BMO Financial Group

Established in 1817, and currently marking its 200th year of operations, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $719 billion as of April 30, 2017, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Inquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com	Twitter: @BMOMedia